

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2022

Roger Byrd
General Counsel
EASTMAN KODAK CO
343 State Street
Rochester, NY 14650

Re: EASTMAN KODAK CO
Form 10-K filed March 16, 2021
Correspondence filed December 28, 2021
File No. 001-00087

Dear Mr. Byrd:

We have reviewed your letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Correspondence filed December 28, 2021

Note 20 Retirement Plans, page 83

1. It remains unclear whether your proposed disclosure fully informs investors about the extent to which your plan assets include risk concentrations from derivative instruments. In this regard, the insignificant derivative instrument amounts included in your table of plan assets does not appear to be balanced with a substantive disclosure regarding the magnitude of derivative instruments held by the hedge funds. The level of derivative instruments held by the funds would appear material based on your disclosure that an aggregate 33% of plan assets represents securities exposure obtained via derivatives. An expanded disclosure appears necessary to an understanding of the degree to which derivative instruments impact the level of risk you discuss on page 87. In addition, your discussion of pension assumptions on page 31 should indicate whether derivative gains and losses have materially impacted the reported Gain on Plan Assets balances shown on page 84.

2. Regarding your response to prior comment 9, please provide a more substantive explanation of the specific facts and circumstances that apparently prevented your Plan Trustee (Mellon) from certifying the existence and valuation of approximately 20% of

reported Plan Assets in both 2019 and 2020. It is not clear how "lagged pricing" fully explains the issue given that the audit report on the Plan's December 31, 2020 financial statements was not issued until October 14, 2021. Presumably year-end statements for these assets would have been available to Mellon by October. In order for us to understand this issue, please tell us whether Mellon certified these Plan Assets subsequent to the filing of your 10-K in the same manner and form in which they certified the other 80% of Plan Assets. Tell us also how management could reasonably substantiate the existence and valuation of these assets as reported in your 10-K if Mellon was apparently unable to accomplish that task.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences